Exhibit 99.1

GasLog Partners LP Reports Financial Results for the Three-Month Period and the Year Ended December 31, 2024 and Declares

Distributions on Series A, B and C Preference Units

Majuro, Marshall Islands, February 13, 2025, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP-PA, GLOP-PB, GLOP-PC), an international owner, operator and acquirer of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period and the year ended December 31, 2024.

Recent Developments

GIC Acquisition of BlackRock’s Shareholding in GasLog Ltd.

GIC, a global institutional investor, and a fund managed by BlackRock’s Global Infrastructure Partners (“BlackRock”) have entered into an agreement whereby GIC acquired BlackRock’s approximately 45% shareholding in GasLog Ltd. (“GasLog”), which holds 100% of the common units of the Partnership. Following the consummation of this transaction in January 2025, Blenheim Holdings Ltd., which is wholly owned by the Livanos family, and the Onassis Foundation maintain their respective shareholdings of approximately 55% in the aggregate in GasLog.

Impairment Loss

In December 2024, the Partnership recognized a non-cash impairment loss of $8.7 million with respect to two owned steam turbine propulsion (“Steam”) vessels and one bareboat tri-fuel diesel electric engine propulsion (“TFDE”) vessel, in accordance with International Financial Reporting Standards. The indications that led to the recognition of a non-cash impairment loss included the current low market rates and the differences between the ship brokers’ valuations of our owned fleet and their carrying values. In the year ended December 31, 2023, the completion of the sale and leaseback transaction of the GasLog Sydney, resulted in the Partnership recognizing a non-cash impairment loss of $0.1 million.

GasLog Partners Dividend Declaration

On December 20, 2024, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $2.31 per common unit to GasLog that was settled during the quarter ended December 31, 2024.

On February 12, 2025, the board of directors of GasLog Partners approved and declared:

•	a distribution on the 8.625% Series A Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series A Preference Units”) of $0.5390625 per preference unit (based on the fixed rate),
•	a distribution on the 8.200% Series B Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series B Preference Units”) of $0.6530831 per preference unit (based on a floating rate equal to the Term Secured Overnight Financing Rate (“SOFR”) for a three-month tenor published by the Chicago Mercantile Exchange (“CME”) of 4.34872% plus 0.26161% of Credit Adjustment Spread (“CAS”) and spread of 5.839% per annum) and
•	a distribution on the 8.500% Series C Cumulative Redeemable Perpetual Fixed to Floating Rate Preference Units (“Series C Preference Units”) of $0.6204581 per preference unit (based on a floating rate equal to the three-month Term SOFR as published by the CME of 4.34872% plus 0.26161% of CAS and spread of 5.317% per annum).

The cash distributions are payable on March 17, 2025 to all unitholders of record as of March 10, 2025.

LNG Industry and Market Update

Energy Prices

The average annual prices for Title Transfer Facility (“TTF”) ($10.76 per metric million British Thermal Units (“MMBtu”)) and Japan LNG delivered ex-ship ($11.65/MMBtu) declined by 29% and 24%, respectively, compared to 2023. However, these figures do not fully capture the market dynamics. Despite the limited new supply entering the market, the persistent risk of supply disruptions maintained elevated pricing floors throughout the year.

Geopolitical tensions in the Middle East and concerns over further supply disruptions contributed to a stronger global gas market.

Europe entered the winter heating season with near-maximum gas storage levels. However, an early cold spell led to rapid storage withdrawals, driving TTF prices into the $13–15/MMBtu range. This shift altered global pricing dynamics, as elevated prices discouraged most Asian buyers from participating in the market. With Asian LNG prices trading close to parity with European LNG prices, marginal cargoes from the Atlantic were redirected to Europe.

LNG Supply

In 2024, global LNG supply reached 411 metric tonnes (“mt”) on a delivered basis, representing a modest 0.7% year-on-year increase, according to Wood Mackenzie. Geopolitical and environmental factors disrupted LNG trade in 2024. Houthi-led attacks in the Suez Canal region forced LNG shipments to reroute via the Cape of Good Hope, halting canal traffic for much of the year. Similarly, Panama Canal transits were constrained due to drought-related restrictions, which were gradually eased.

The United States retained its position as the leading LNG exporter for the second consecutive year, producing 86 mt and outperforming Australia and Qatar. However, new LNG supply capacity sanctioned in 2024 was significantly lower than in 2023. No U.S. projects reached Final Investment Decision (“FID”), largely due to the Biden Administration’s pause on non-Free Trade Agreements export approvals, announced in January of 2024. Regulatory delays further complicated U.S. LNG development, with environmental reviews postponing FIDs for major projects like Rio Grande LNG and Calcasieu Pass 2 until at least mid-2025.

LNG Demand

Asian LNG demand saw robust growth in 2024, rising 7.4% year-on-year, driven by strong economic recovery and increased spot purchases, according to Wood Mackenzie. China remained the world’s largest LNG importer, with imports growing 8% year-on-year to 78 mt. South and Southeast Asia also recorded significant growth in LNG imports of 15% year-on-year. Meanwhile, European LNG demand contracted by 19% year-on-year, driven by warm weather, weak gas-to-power demand and strong renewable energy output. In South America, Brazil experienced severe drought conditions, which led to increased gas-fired power generation and a 41.5% year-on-year surge in LNG imports.

LNG Shipping Rates and Chartering Activity

Spot charter rates have demonstrated a consistent downward trend throughout the year, with 160,000 cubic meters (“cbm”) 0.1% boil-off TFDE headline rates, as reported by Clarkson Research Services Limited, averaging $42,236 per day in 2024, a 56% decrease year-on-year, and 48.1% lower compared to the five-year average. Despite logistical challenges arising from the restrictions at the Suez and Panama Canals, market fundamentals indicate a surplus in vessel supply. Given minimal growth in LNG trade volumes and limited opportunities for floating cargoes, the market is experiencing an oversupply, which is now reflected in availability lists and declining rates. Spot market activity has been notably high, with the number of spot fixtures increasing by over 70% year-on-year, while term fixtures have seen a decline.

Global LNG Fleet

According to Poten & Partners Group, Inc. (“Poten”), as of December 31, 2024, the global fleet of LNG carriers (>100,000 cbm) consisted of 668 vessels with another 330 on order. Poten estimates that a total of 102 LNG carriers are due to be delivered in 2025. We believe that the growing global demand for natural gas, especially in Asia, increasing supply from the U.S. and other regions, and other LNG market trends, including increased trading of LNG, should support the existing order backlog for vessels and should also drive a need for additional LNG carrier newbuildings. Finally, the scrapping of older and less efficient vessels, the conversion of existing vessels to Floating Storage and Regasification Units or Floating Storage Units and/or employing LNG carriers for short-term storage purposes in order to exploit arbitrage opportunities could reduce the availability of LNG carriers on the water today.

Financial Results

	For the three months ended			For the years ended
(All amounts expressed in thousands of U.S. dollars)	December 31, 2023	December 31, 2024	Change	December 31, 2023	December 31, 2024	Change
Revenues	101,061	85,225	(15,836)	397,838	356,262	(41,576)
Profit for the period	35,692	17,959	(17,733)	138,709	150,950	12,241

Revenues were $85.2 million for the quarter ended December 31, 2024 ($101.1 million for the same period in 2023). The decrease of $15.9 million is mainly attributable to the 2024 fixtures at lower rates due to the weak market and the 85 idle days in the quarter ended December 31, 2024 (nil idle days for the quarter ended December 31, 2023). Revenues were $356.3 million for the year ended December 31, 2024 ($397.8 million for the same period in 2023). The decrease of $41.5 million is mainly attributable to the 2023 and 2024 fixtures at lower rates and the 85 idle days in the year ended December 31, 2024 (nil idle days for the year ended December 31, 2023), partially offset by the increase in available days (28 dry-docking off-hire days in the year ended December 31, 2024, compared to 165 dry-docking and repair off-hire days in the same period in 2023). As a result, the average daily hire rate we earned decreased from $80,927 for the year ended December 31, 2023, to $71,238 for the year ended December 31, 2024.

Profit was $18.0 million for the quarter ended December 31, 2024 ($35.7 million for the same period in 2023). The decrease in profit of $17.7 million is mainly attributable to a) a decrease of $15.9 million in revenues, as discussed above, b) the non-cash impairment loss of $8.7 million, as discussed above, c) an increase of $3.4 million in depreciation, mainly attributable to the increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback completed on August 27, 2024 and d) an increase of $1.6 million in voyage expenses and commissions mainly attributable to an increase in bunkers consumption due to the decreased utilization of our spot fleet, partially offset by a decrease of $13.1 million in net financial costs due to a debt prepayment in November 2023 (following the refinancing of all of our vessels at the parent level of GasLog).

Profit was $151.0 million for the year ended December 31, 2024 ($138.7 million for the same period in 2023). The increase in profit of $12.3 million is mainly attributable to a) a decrease of $54.9 million in net financial costs due to a debt prepayment in November 2023 (following the refinancing of all of our vessels at the parent level of GasLog), b) an increase of $9.2 million in non-cash gain on disposal of vessels resulting mainly from the $8.2 million gain from the sale and leaseback of GasLog Santiago in August 2024 and c) a decrease of $6.4 million in general and administrative expenses mainly attributable to legal and professional fees and amortization of share-based compensation both relating to the completion of the merger agreement with GasLog in July 2023, partially offset by a) a decrease of $41.5 million in revenues, as discussed above, b) an increase of $8.6 million in the non-cash impairment loss, as discussed above, and c) an increase of $6.4 million in depreciation, mainly attributable to the increase in depreciation of the right-of-use assets as a result of the GasLog Santiago sale and leaseback.

As of December 31, 2024, we had $7.8 million of cash and cash equivalents, held in current accounts (December 31, 2023: $11.9 million). During the year ended December 31, 2024, we made a return of capital to GasLog of $148.2 million, being equal to the net proceeds from the sale and leaseback of GasLog Santiago, which was a vessel pledged as collateral under the terms of the facility entered into by GasLog in November 2023.

Under our existing charters as of December 31, 2024, we had contracted revenues of $260.5 million for 2025 and $432.4 million thereafter. As of December 31, 2024, we had a total of 1,360 open days during 2025. Although these contracted revenues are based on contracted charter rates, we are dependent on the ability and willingness of our charterers to meet their obligations under these charters.

As of December 31, 2024, we had an aggregate of $107.6 million of lease liabilities (December 31, 2023: $93.9 million) mainly related to the sale and leasebacks of the GasLog Shanghai, the Methane Heather Sally, the GasLog Sydney and the GasLog Santiago, of which $42.7 million was repayable within one year.

As of December 31, 2024, our current assets totaled $38.3 million and current liabilities totaled $84.3 million, resulting in a negative working capital position of $46.0 million. Current liabilities include $24.0 million of unearned revenue in relation to hires received in advance as of December 31, 2024 (which represents a non-cash liability that will be recognized as revenues after December 31, 2024 as the services are rendered). In considering going concern, management has reviewed the Partnership’s future cash requirements and earnings projections.

Management monitors the Partnership’s liquidity position throughout the year to ensure that it has access to sufficient funds to meet its forecast cash requirements. We anticipate that our primary sources of funds over the next twelve months will be available cash, cash from operations, capital contributions from GasLog, future sales and sale and leaseback transactions. We believe that these anticipated sources of funds will be sufficient to meet our liquidity needs for at least twelve months from the date of this report and therefore it is appropriate to prepare the financial statements on a going concern basis.

Our Fleet

Our owned and bareboat fleet currently consists of the following vessels:

Owned Fleet

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period
1 Methane Alison Victoria	2007	145,000	Spot Market	Steam	—	—
2 GasLog Seattle	2013	155,000	Spot Market	TFDE	—	—
3 Methane Jane Elizabeth	2006	145,000	Spot Market	Steam	—	—
4 GasLog Greece	2016	174,000	Shell (2)	TFDE	March 2026	—
5 Methane Rita Andrea	2006	145,000	Asian LNG buyer	Steam	March 2026	—
6 GasLog Glasgow	2016	174,000	Shell	TFDE	June 2026	—
7 GasLog Geneva	2016	174,000	Shell	TFDE	September 2028	2031 (2)
8 GasLog Gibraltar	2016	174,000	Shell	TFDE	October 2028	2031 (2)
9 Methane Becki Anne	2010	170,000	Shell	TFDE	March 2029	—
10 Solaris	2014	155,000	Kansai (3)	TFDE	April 2030	—

(1)	Indicates the expiration of the initial term.
(2)	The vessel is chartered to a wholly owned subsidiary of Shell plc (“Shell”). Shell has the right to extend the charters of the GasLog Geneva and the GasLog Gibraltar for a period of three years, provided that Shell gives us advance notice of the declarations.
(3)	“Kansai” refers to KE Fuel International Co., Ltd.

Bareboat Fleet

LNG Carrier	Year Built	Cargo Capacity (cbm)	Charterer (for contracts of more than six months)	Propulsion	Charter Expiration(1)	Optional Period
1 GasLog Shanghai	2013	155,000	Woodside (2)	TFDE	March 2025	—
2 Methane Heather Sally	2007	145,000	SEA Charterer (3)	Steam	July 2025	—
3 GasLog Sydney	2013	155,000	Petroliam Nasional Berhad (PETRONAS)	TFDE	July 2025	—
4 GasLog Santiago	2013	155,000	Major Energy Exploration Company	TFDE	March 2026	2027 (4)

(1)	Indicates the expiration of the initial term.
(2)	The vessel is chartered to Woodside Energy Shipping Singapore Pte. Ltd. (“Woodside”).
(3)	The vessel is chartered to a Southeast Asian charterer (“SEA Charterer”).
(4)	The charterer has the right to extend the charter by an additional period of one year, provided that the charterer gives us advance notice of the declaration.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from the expectations expressed or implied by the forward-looking statements, including, among others, LNG shipping market trends, including in the context of broader geopolitical conditions, our ability to secure future employment for our vessels in the spot market, the availability of financing for our commitments, our ability to comply with evolving regulatory requirements, our ability to maintain and grow our customer relationships and the effective and efficient technical and operational management of our ships. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Other factors that might cause future results and outcomes to differ include, but are not limited to, the other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on March 7, 2024, available at http://www.sec.gov. Accordingly, you should not unduly rely on any forward-looking statements.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise, except as required by applicable law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

EXHIBIT I – Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

(All amounts expressed in thousands of U.S. Dollars)

	December 31, 2023	December 31, 2024
Assets
Non-current assets
Other non-current assets	1,988	1,482
Tangible fixed assets	1,477,458	1,276,472
Right-of-use assets	126,549	129,890
Total non-current assets	1,605,995	1,407,844
Current assets
Trade and other receivables	24,444	13,383
Inventories	2,912	2,725
Due from related parties	15,295	10,408
Prepayments and other current assets	5,706	3,986
Cash and cash equivalents	11,887	7,771
Total current assets	60,244	38,273
Total assets	1,666,239	1,446,117
Partners’ equity and liabilities
Partners’ equity
Common unitholders and general partner	1,240,347	1,016,574
Preference unitholders	280,069	280,129
Total partners’ equity	1,520,416	1,296,703
Current liabilities
Trade accounts payable	9,330	7,733
Other payables and accruals	42,188	33,784
Lease liabilities—current portion	28,831	42,741
Total current liabilities	80,349	84,258
Non-current liabilities
Lease liabilities—non-current portion	65,077	64,852
Other non-current liabilities	397	304
Total non-current liabilities	65,474	65,156
Total partners’ equity and liabilities	1,666,239	1,446,117

Unaudited condensed consolidated statements of profit or loss

(All amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the years ended
	December 31, 2023	December 31, 2024	December 31, 2023	December 31, 2024

Revenues	101,061	85,225	397,838	356,262
Voyage expenses and commissions	(3,232)	(4,846)	(10,998)	(9,141)
Vessel operating costs	(18,104)	(19,092)	(67,753)	(69,731)
Depreciation	(25,320)	(28,733)	(98,472)	(104,900)
General and administrative expenses	(4,086)	(4,331)	(22,795)	(16,422)
(Loss)/gain on disposal of vessel	—	—	(1,033)	8,196
Impairment loss	—	(8,674)	(142)	(8,674)
Profit from operations	50,319	19,549	196,645	155,590
Financial costs	(15,213)	(1,637)	(67,060)	(4,830)
Financial income	533	47	7,612	190
Gain on derivatives	53	—	1,512	—
Total other expenses, net	(14,627)	(1,590)	(57,936)	(4,640)
Profit for the period	35,692	17,959	138,709	150,950

Unaudited condensed consolidated statements of cash flows

(All amounts expressed in thousands of U.S. Dollars)

	For the years ended
	December 31, 2023	December 31, 2024
Cash flows from operating activities:
Profit for the year	138,709	150,950
Adjustments for:
Depreciation	98,472	104,900
Impairment loss	142	8,674
Loss/(gain) on disposal of vessel	1,033	(8,196)
Financial costs	67,060	4,830
Financial income	(7,612)	(190)
Gain on derivatives (excluding realized gain on forward foreign exchange contracts held for trading)	(1,447)	—
Share-based compensation	1,357	—
	297,714	260,968
Movements in working capital	(35,316)	8,928
Net cash provided by operating activities	262,398	269,896
Cash flows from investing activities:
Proceeds from sale and leaseback, net	137,188	148,220
Payments for tangible fixed assets additions	(15,169)	(8,477)
Payments for right-of-use assets	(5,525)	(614)
Financial income received	7,943	248
Purchase of short-term cash deposits	(58,000)	—
Maturity of short-term cash deposits	83,000	—
Net cash provided by investing activities	149,437	139,377
Cash flows from financing activities:
Borrowings repayments	(217,070)	—
Principal elements of lease payments	(23,103)	(33,863)
Interest paid	(69,791)	(4,830)
Payment of loan issuance costs, net	359	(33)
Proceeds from interest rate swaps termination	3,488	—
Distributions paid (including common and preference)	(292,259)	(226,443)
Return of capital contributions	—	(148,220)
Net cash used in financing activities	(598,376)	(413,389)
Effects of exchange rate changes on cash and cash equivalents	306	—
Decrease in cash and cash equivalents	(186,235)	(4,116)
Cash and cash equivalents, beginning of the year	198,122	11,887
Cash and cash equivalents, end of the year	11,887	7,771